# SEC Schedule 13G/A (Amendment No. 9) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Century Communities, Inc., CIK 0001576940
CUSIP: 156504300
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 8390 East Crescent Parkway, Suite 650, Greenwood Village, United States (X1), 80111
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-16-452024
Filed by CIK 0001610741

## Reporting persons
- Dale Francescon: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,170,957; shared voting power 31,000; sole dispositive power 2,170,957; shared dispositive power 31,000; aggregate amount beneficially owned 2,201,957 (7.5% of the class)
  Comment: (1) Consists of 298,422 shares of Common Stock held directly by Dale Francescon and 250,000 shares of Common Stock held by the Dale Francescon Roth IRA. Also includes 1,264,762 shares held by DF Century, LLC and 160,000 shares of Common Stock held by the James R. Francescon 2020 Trust. Dale Francescon, the sole member of DF Century, LLC, has sole voting and dispositive power over the shares held by DF Century, LLC. Dale Francescon, the sole trustee of the James R. Francescon 2020 Trust, has sole voting and dispositive power over the shares held by the James R. Francescon 2020 Trust. Includes 190,056 shares of Common Stock issued on February 4, 2026 upon the vesting and settlement of a performance share unit award based on the accomplishment of a three-year cumulative adjusted pre-tax income goal for a three-year performance period from January 1, 2023 to December 31, 2025 and 7,717 shares of Common Stock issued upon the settlement of related dividend equivalent rights.
  
  (2) These shares are held by the DCF Family Foundation. Dale Francescon shares voting and dispositive power over the shares held by the DCF Family Foundation.
  
  (3) This percentage is based on 29,050,515 shares of Common Stock of the Issuer outstanding as of December 31, 2025, as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2025, as filed with the Securities and Exchange Commission on January 29, 2026.

## Item 1. Issuer
Name of issuer: Century Communities, Inc.
Address of issuer's principal executive offices: 8390 East Crescent Parkway, Suite 650, Greenwood Village, Colorado 80111

## Item 2. Person Filing
Name of person filing: Dale Francescon
Address of principal business office or, if none, residence:
The principal address for Dale Francescon is:
8390 East Crescent Parkway, Suite 650
Greenwood Village, Colorado 80111
Citizenship: Dale Francescon is a citizen of the United States of America.

## Item 4. Ownership
Amount beneficially owned: Dale Francescon: The information required by Items 4(a)-(c) is set forth in Rows 5-11 of Dale Francescon's cover page and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Dale Francescon: /s/ Dale Francescon, Dale Francescon (02/13/2026)